Filed by Developers Diversified Realty Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: JDN Realty Corporation
Registration Statement No. 333-100889

This filing relates to the following material made available at the Annual Convention of the National Association of Real Estate Investment Trusts.

# # #

JDN Realty Corporation

Merger Agreement with

Developers Diversified Realty Corporation

Background of the Merger

Date	Event
August 2000	Lazard was retained as JDN's advisor to evaluate financing and strategic alternatives including acquisitions, JVs, sales or mergers, and remaining "as is".
August 2001	The Board of Directors authorized Lazard to market JDN.
February 2002	Established a data room containing due diligence material on JDN.
February to August 2002	Evaluated submitted bids to acquire or merge with JDN.
October 4, 2002	The Board of Directors of JDN and DDR unanimously approved the merger.

Summary of Terms of Merger

- **Total Consideration**
  - Each JDN Common Share Will Be Exchanged for 0.518 DDR Common Shares
  - Each JDN Preferred Share Will be Exchanged for a Share of Newly Created Class of DDR Voting Preferred Stock

- **Board Seats**
  - At the 2003 DDR Annual Meeting, the Board of Directors of DDR Will Nominate a Representative From JDN's Existing Board to Fill a Newly Created Board Seat

- **Break-up Fee**
  - A Break-up Fee of $16.0 Million Plus Reimbursements of Expenses Not to Exceed $4 Million Payable Under Certain Conditions, including if JDN Terminates the Merger Agreement and Accepts an Offer From Another Company

Summary of Terms of Merger

- **Dividend**
  - JDN Cannot Pay Dividends On Its Common Stock Until It Has Entered Into a Closing Agreement With the Internal Revenue Service Confirming JDN Compliance With Certain Technical Requirements for Qualification As a REIT
  - JDN's Dividends Will Be Reduced by the Amount of Any Payment to the IRS and Related Expenses
  - Dividends in 2003 Prior to Closing of the Merger Will Be Synchronized As to Timing and Amount With DDR

- **Closing**
  - Expect Merger to Close in the First Quarter of 2003

Pricing Considerations

- ## 37 Companies Approached By JDN
  - Public and Private REITs, Equity Funds, and Public and Private Companies Reviewed JDN
  - Companies Submitted Initial Bids to Acquire or Merge with JDN at Prices Ranging from $9.67 to $13.15 Per Share
  - DDR Offered Best Opportunity for JDN Stockholders

- ## Valuation Variables
  - JDN's $157 Million in Non-income Producing Land[1]
  - JDN's $124 Million in Property Under Development[1]
  - Represents 26% of JDN's Total Assets

- ## Transaction Costs
  - $25 to $30 Million

  (1) As of September 30, 2002

Strategic Rationale

- Creates One of the Largest Shopping Center REITs

- Improves JDN's Cost of and Access to Capital

- Enhances National Platform

- Enhances Acquisition and Development Capabilities

- Improves Liquidity of Stock for Shareholders

- Opportunity to Realize Cost Synergies

Strategic Rationale

- **Strong Historical FFO Per Share Growth Rate**

- **Strong Historical Dividend Per Share Growth Rate**

- **Reduces JDN Shareholders' Financing and Strategic Risks**

Strategic Rationale

- **Total Market Capitalization***



Combined Company

	KIM	DDR/JDN	NXL	REG	WRI	FRT	HTG	PNP
	$4,920.2	$4,726.8	$3,628.1	$3,588.8	$3,436.1	$2,563.6	$2,140.4	$1,901.6
Number of Owned Centers	418	443	345	233	239	58	149	111
GLA (mm SF)	53.4	61.0	49.7	26.1	28.9	12.0	25.4	14.1

Based on share prices as of September 30, 2002 and Q2 financials

Strategic Rationale

- **Cost Of And Access To Capital**

  - JDN Has Limited Access to "*Inexpensive*" Capital
    - Primary Source Has Been Asset Sales
    - JDN Has Not Issued Equity to Raise Capital Since 1999
    - Priced Out of the Unsecured Debt Markets With a Non-Investment Grade Rating
    - Limited Access to Secured Debt Due to Covenant Restrictions
  - DDR Has Issued Equity - Common and Preferred - In 2002
  - DDR Has Access to Additional Sources of Capital Such as Joint Ventures and Secured Debt

Strategic Rationale

- **Enhanced National Presence**



DDR
- ◆ Existing Properties
- ✳ Multiple Center Markets
- ■ Service Merchandise Properties
- ▬ Multiple Services Merchandise
- ■ New Developments
- ▲ Managed Properties

JDN
- ● Operating Properties
- ✳ Development Properties

11/5/2002

Strategic Rationale

- **Acquisition and Development Capabilities**
    - Positions the Combined Company With Differentiated Scale and Management Depth To Be Among the Leading Retail REITs
    - Both Companies Are Known for Their Development Capabilities
        - JDN Has 21 Properties Under Construction Comprising 6.8 Million Square Feet of Total GLA
        - JDN Has a Pre-development Pipeline of 17 Properties Representing 3.0 Million Square Feet of Total GLA
    - Combined Company Will Enhance DDR's Development Expertise and Improve Its Ability to Initiate and Complete Profitable Development Projects Over a More Geographically Diversified Portfolio

Strategic Rationale

- **Increased Liquidity**

  - The Trading Volume of the Combined Company is Expected to Be Nearly Five Times JDN's Existing Trading Volume

Strategic Rationale

- **Cost Synergies**

  - **Economies of Scale To Be Realized From Merger**
    - Provides an Accretive Transaction to JDN's Shareholders Due to Cost Synergies
      - General and Administrative Savings of $9 Million
      - Interest Expense Savings of $6 Million
      - Significant Development Company Savings as Well

Strategic Rationale

- **Cost Synergies**

    - **Transaction is Accretive in Terms of FFO Per Share**

	JDN 2003	DDR 2003
FFO "As Is"	$1.29 [1]	$2.69 [1]
FFO Gets	$1.45 [2]	$2.80 [2]
FFO Accretion/Dilution	$0.16	$ 0.11
% Accretion	12.4%	4.1%

(1) First Call Consensus Recommendation
(2) Before Delevering Transaction

Strategic Rationale

- **FFO Per Share Growth Rate**



Developers Diversified Realty

Compound Annualized Growth Rate of 11%

Year	FFO Per Share
1993	$0.98
1994	$1.20
1995	$1.34
1996	$1.48
1997	$1.62
1998	$1.86
1999	$2.05
2000	$2.19
2001	$2.38
2002*	$2.50

*First Call Consensus FFO Per share Estimate

Strategic Rationale

● **FFO Per Share Growth Rate - Relative to Peers**



Compound Annualized Growth Rate
1994 - 2002

Strategic Rationale

- **Dividend Per Share Growth Rate**



Developers Diversified Realty

Compound Annualized Growth Rate of 11%

Year	Dividend
1993	$0.80
1994	$0.96
1995	$1.08
1996	$1.20
1997	$1.26
1998	$1.31
1999	$1.40
2000	$1.44
2001	$1.48
2002*	$1.52

*Annualized declared 2Q02 Dividend

Strategic Rationale

- **Reduces JDN Shareholders' Financing and Strategic Risks**
  - **Significant Dollar Volume of JDN Debt Maturities Due**
    - $300 Million - Secured Line of Credit and Term Loan - Due December 31, 2002
    - $75 Million - Mandatory Par Put Remarketed Securities - Due March 31, 2003
      - May Require a Payment at Maturity in the Range of $9 - $12 Million
    - $75 Million - Senior Unsecured Notes - Due August 4, 2004
  - Significant Capital Required to Complete Existing Developments
  - CEO Search Uncertainty

Strategic Rationale

- **Reduces JDN Shareholders' Financing and Strategic Risks**

  - **Long-term Effects**
    - Limited Growth Opportunities
      - Available Funds Used for Corporate Obligations and Debt Maturities
    - Uncertain Dividend Policy Given High Payout Ratio
    - Capital Recycling is Dilutive
    - Uncertainty in Being Able to Compete in Marketplace

JDN's Shareholders Will Get

- A Company That Has Had Solid Earnings Growth

- A Company That Has Annually Increased Its Dividend

- A Company That Has The Development Capabilities To Maximize The Value Of Current Projects

- A Company That Has a Strong Balance Sheet and Access to the Capital Markets

- A Company With a Complimentary Portfolio

Forward Looking Statement

JDN Realty Corporation considers the portions of the information contained in this presentation and statements made in connection with this presentation, with respect to the Company's beliefs and expectations of the outcome of future events, to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, both as amended. Such statements are, by their nature, subject to certain risks and uncertainties. Other risks, uncertainties and factors that could adversely affect the Company and its operations are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission, including Forms 8-K, 10-Q and 10-K. JDN Realty Corporation does not undertake any obligation to release publicly any revisions to forward-looking statements contained herein to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.

Forward Looking Statement

DDR has filed a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant documents concerning the proposed merger transaction between DDR and JDN with the SEC. YOU ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DDR, JDN AND THE TRANSACTION. You may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov. In addition, you may obtain documents filed with the SEC by DDR free of charge by requesting them in writing from DDR Investor Relations, 3300 Enterprise Parkway, Beachwood, Ohio 44122, telephone: (216) 755-5500. You may obtain documents filed with the SEC by JDN free of charge by requesting them in writing from JDN Investor Relations, 359 E. Paces Ferry Road, Suite 400, Atlanta, Georgia 30305, telephone: (404) 262-3252.

Forward Looking Statement

DDR and JDN, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of DDR and JDN in connection with the merger. Information about the directors and executive officers of DDR and their ownership of DDR shares is set forth in the proxy statement for DDR's 2002 annual meeting of shareholders. Information about the directors and executive officers of JDN and their ownership of JDN stock is set forth in the proxy statement for JDN's 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.